CUSIP No. 15117K103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cellectis S.A.
(Name of Issuer)

Ordinary shares, nominal value of €0.05 per ordinary share
(Title of Class of Securities)

15117K103
(CUSIP Number)

Adrian Kemp

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

England

Telephone: +44 20 3749 5000

with a copy to:

Julian G. Long
Sebastian L. Fain

Freshfields Bruckhaus Deringer LLP

100 Bishopsgate

London EC2P 2SR

United Kingdom

Tel: +44 20 7936 4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

CUSIP No. 15117K103

Schedule 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AstraZeneca Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
	7	SOLE VOTING POWER 16,000,000 Ordinary Shares[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000 Ordinary Shares[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000 Ordinary Shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%[2]
14	TYPE OF REPORTING PERSON CO

1 Represents Ordinary Shares held directly by AstraZeneca Holdings B.V., a wholly owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca Holdings B.V. may each be deemed to have sole voting and dispositive power over the Ordinary Shares.

2 Based on 71,583,768 outstanding Ordinary Shares (composed of 55,583,768 Ordinary Shares outstanding as of October 31, 2023 according to information received from the Issuer on November 8, 2023, plus 16,000,000 Ordinary Shares issued to AstraZeneca Holdings B.V. on November 6, 2023 pursuant to the Initial Investment Agreement).

CUSIP No. 15117K103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AstraZeneca PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	7	SOLE VOTING POWER 16,000,000 Ordinary Shares[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000 Ordinary Shares[3]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000 Ordinary Shares[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%[4]
14	TYPE OF REPORTING PERSON CO

3 Represents Ordinary Shares held directly by AstraZeneca Holdings B.V., a wholly owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca Holdings B.V. may each be deemed to have sole voting and dispositive power over the Ordinary Shares.

4 Based on 71,583,768 outstanding Ordinary Shares (composed of 55,583,768 Ordinary Shares outstanding as of October 31, 2023 according to information received from the Issuer on November 8, 2023, plus 16,000,000 Ordinary Shares issued to AstraZeneca Holdings B.V. on November 6, 2023 pursuant to the Initial Investment Agreement).

CUSIP No. 15117K103

SCHEDULE 13D

Introductory Statement.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on November 9, 2023 (the “Original Schedule 13D”) by AstraZeneca PLC and AstraZeneca Holdings B.V. relating to the Ordinary Shares of Cellectis S.A. Except as otherwise specified in this Amendment No. 1, the Original Schedule 13D is unmodified. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

“Following a consultation process with the Issuer’s comité social et économique (the “Works Council”), which was duly completed on November 6, 2023, the Issuer and AZ Holdings entered into the Subsequent Investment Agreement on November 14, 2023 in substantially the form attached to the MOU.

The closing of the Additional Investment remains subject to (i) the approval of the extraordinary general meeting of the shareholders of the Issuer to be called in the coming days and expected to be held on or around December 22, 2023, (ii) clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and (iii) other customary closing conditions. Immediately following the Additional Investment, it is anticipated that AZ Holdings would own approximately 44% of the Ordinary Shares then outstanding and 30% of the voting rights of the Issuer (based on the number of voting rights of the Issuer currently outstanding).”

CUSIP No. 15117K103

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2023	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Date: November 16, 2023	ASTRAZENECA HOLDINGS B.V.

	By:	/s/ Kamila Kozikowska
Name: Kamila Kozikowska
Title: Director